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                                                                EXHIBIT (a)(10)

                              [REXENE LETTERHEAD]

                                                           Contact: Neil Devroy
                                                                 (972) 450-9101

            REXENE RECEIVES SIGNED SECRECY AGREEMENT FROM HUNTSMAN;
             WILL MOVE BACK SPECIAL STOCKHOLDERS MEETING TO MAY 22

        DALLAS, TX - April 28, 1997 -- Rexene Corporation (NYSE:RXN) announced today that it has entered into a confidentiality agreement with Huntsman Corporation concerning Huntsman's announced intention to acquire Rexene for $16 per share in cash. As a result, Rexene will adjourn its special meeting of stockholders from April 30, 1997 to May 22, 1997. The record date for the meeting will remain April 18, 1997.

        Andrew J. Smith, Chairman and Chief Executive Officer for Rexene, said, "We are moving forward to provide Huntsman Corporation with due diligence information. At the same time, in order to provide stockholders an opportunity to evaluate this recent development, the special stockholders meeting will be delayed for three weeks."

        Richard C. Perry and Stephen C. Swid, outside Rexene directors who beneficially own in the aggregate approximately 6.6 percent of Rexene common stock, said, "We and the other Rexene directors have stated that we would not stand in the way of a transaction that would provide Rexene stockholders with $16 per share in cash for their shares. We look forward to a prompt due diligence review within the two-week time frame specified by Huntsman."

        The Company also announced that it is extending the expiration date of its pending Dutch-auction tender offer for up to 2,156,250 shares of its common stock to 12:00 Midnight, EDT on May 29, 1997. The offer had been scheduled to expire at 12:00 Midnight, EDT on May 5, 1997. As of the close of business on April 24, 1997, approximately 197,000 shares had been validly tendered pursuant to the offer.

        Rexene Corporation, through its Rexene Products and CT Film divisions, manufactures thermoplastic resins and plastic film. Headquartered in Dallas, Texas, the Company has manufacturing facilities in Texas, Wisconsin, Georgia, Delaware, Utah and in England.